                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549


                                     SCHEDULE 13D
                                    (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 (AMENDMENT NO. 1)(1)


                              OSI PHARMACEUTICALS, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     671040 10 3
                                    (CUSIP Number)

                                      Hope Flack
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   November 6, 1998
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)
                                 (Page 1 of 7 Pages)

---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

 CUSIP NO. 671040 10 3                 13D    Page 2 of 7 Pages

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
              WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE


                     7    SOLE VOTING POWER
    NUMBER OF                  -0-
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                952,253
     OWNED BY        9    SOLE DISPOSITIVE POWER
       EACH                    -0-
    REPORTING        10   SHARED DISPOSITIVE POWER
   PERSON WITH                 952,253


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              952,253
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.5%

   14    TYPE OF REPORTING PERSON*
              PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 671040 10 3                 13D    Page 3 of 7 Pages

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF PARTNERS L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE


                     7    SOLE VOTING POWER
    NUMBER OF                  -0-
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                2,056,590
     OWNED BY        9    SOLE DISPOSITIVE POWER
       EACH                    -0-
    REPORTING        10   SHARED DISPOSITIVE POWER
   PERSON WITH                 2,056,590


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,056,590

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.6%
   14    TYPE OF REPORTING PERSON*
              PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 671040 10 3                 13D    Page 4 of 7 Pages


    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              WC, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE


                     7    SOLE VOTING POWER
    NUMBER OF                  -0-
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                2,056,590
     OWNED BY        9    SOLE DISPOSITIVE POWER
       EACH                    -0-
    REPORTING        10   SHARED DISPOSITIVE POWER
   PERSON WITH                 2,056,590


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,056,590

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.6%
   14    TYPE OF REPORTING PERSON*
              IA, CO

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 671040 10 3                 13D    Page 5 of 7 Pages

     Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D, dated November 6, 1997 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $.01 per share (the "Stock"), of OSI Pharmaceuticals, Inc., a Delaware corporation ("OSI").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since September 17, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 952,253 shares of the Stock for an aggregate consideration of $5,075,496.23, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 1,104,337 shares of the Stock for an aggregate consideration of $5,921,280.86, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 952,253 shares of the Stock, Partners beneficially owns 2,056,590 shares of the Stock, and BVF Inc. beneficially owns 2,056,590 shares of the Stock, approximately 4.5%, 9.6% and 9.6%, respectively, of the aggregate number of shares outstanding as of July 31, 1998 (as reported in OSI's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 952,253 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 2,056,590 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding

 CUSIP NO. 671040 10 3                 13D    Page 6 of 7 Pages

biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons since the most recent filing on Schedule 13D. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons since the most recent filing on Schedule 13D.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons since the most recent filing on Schedule 13D.

 CUSIP NO. 671040 10 3                 13D    Page 7 of 7 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/MARK N. LAMPERT
                    ----------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/MARK N. LAMPERT
               ----------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/MARK N. LAMPERT
          ----------------------
          Mark N. Lampert
          President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  November 18, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/MARK N. LAMPERT
                    ----------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/MARK N. LAMPERT
               ----------------------
               Mark N. Lampert
               President

     BVF INC.


     By:   /s/MARK N. LAMPERT
          ----------------------
          Mark N. Lampert
          President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                              DURING THE PAST SIXTY DAYS

                           For the                    Price per
Trade Date       By       Account of       Quantity      Share      Type of Trade     Broker
----------       --       ----------       --------   ----------    -------------     ------
 09/14/98      BVF         Partners         2,500        $3.4375      Purchase         INET
 09/17/98      BVF         Partners         5,000        $3.3125      Purchase         INET
 09/18/98      BVF Ltd.    Partners         1,000        $3.3125      Purchase         INET
 09/21/98      BVF         Partners           700        $3.2500      Purchase         INET
 09/21/98      BVF         Partners         5,000        $3.2500      Purchase         INET
 09/21/98      BVF Ltd.    Partners         5,000        $3.2500      Purchase         RSSF
 09/22/98      BVF Ltd.    Partners         5,000        $3.0313      Purchase         INET
 09/22/98      BVF         Partners         2,900        $3.1059      Purchase         INET
 09/22/98      ILL10       Partners         1,000        $3.1059      Purchase         INET
 09/22/98      BVF Ltd.    Partners         1,000        $3.1059      Purchase         INET
 09/23/98      BVF         Partners         3,000        $3.1240      Purchase         INET
 09/23/98      BVF Ltd.    Partners         3,200        $3.1240      Purchase         INET
 09/30/98      BVF         Partners         1,000        $2.9375      Purchase         INET
 10/01/98      BVF         Partners         1,100        $2.9063      Purchase         INET
 10/02/98      BVF         Partners         9,000        $2.7500      Purchase         COWN
 10/02/98      ILL10       Partners         3,000        $2.7500      Purchase         COWN
 10/02/98      PAL         Partners         2,000        $2.7500      Purchase         COWN
 10/02/98      ZPG         Partners         1,000        $2.7500      Purchase         COWN
 10/05/98      BVF         Partners         5,000        $2.7500      Purchase         COWN
 10/05/98      BVF Ltd.    Partners         1,500        $2.7500      Purchase         INET
 10/06/98      BVF         Partners         3,000        $2.8125      Purchase         INET
 10/07/98      BVF         Partners        10,000        $2.7500      Purchase         COWN
 10/07/98      BVF Ltd.    Partners        10,000        $2.7500      Purchase         COWN
 10/08/98      BVF         Partners        11,000        $2.7188      Purchase         COWN
 10/08/98      BVF Ltd.    Partners         9,000        $2.7188      Purchase         COWN
 10/09/98      BVF         Partners         3,000        $2.6250      Purchase         COWN
 10/09/98      ILL10       Partners         2,000        $2.6250      Purchase         COWN

                           For the                    Price per
Trade Date       By       Account of       Quantity      Share      Type of Trade     Broker
----------       --       ----------       --------   ----------    -------------     ------
 10/09/98      PAL         Partners         2,000        $2.6250      Purchase         COWN
 10/09/98      ZPG         Partners         1,000        $2.6250      Purchase         COWN
 10/09/98      BVF Ltd.    Partners         2,000        $2.6250      Purchase         COWN
 10/14/98      BVF         Partners         4,000        $2.3594      Purchase         INET
 10/14/98      BVF         Partners        10,000        $3.3750      Purchase         OPCO
 10/14/98      ILL10       Partners         3,000        $2.3750      Purchase         OPCO
 10/14/98      PAL         Partners         2,000        $2.3750      Purchase         OPCO
 10/14/98      ZPG         Partners         2,000        $2.3750      Purchase         OPCO
 10/14/98      BVF Ltd.    Partners         8,000        $2.3750      Purchase         OPCO
 10/14/98      BVF         Partners         5,000        $2.4375      Purchase         INET
 10/15/98      BVF         Partners        15,000        $2.3125      Purchase         COWN
 10/15/98      PAL         Partners         3,000        $2.3125      Purchase         COWN
 10/15/98      ZPG         Partners         2,000        $2.3125      Purchase         COWN
 10/15/98      BVF Ltd.    Partners        10,000        $2.3125      Purchase         COWN
 10/15/98      BVF         Partners         5,000        $2.3688      Purchase         INET
 10/15/98      BVF Ltd.    Partners         5,000        $2.3688      Purchase         INET
 11/06/98      BVF         Partners        16,000        $4.2188      Purchase         RSSF
 11/06/98      BVF Ltd.    Partners        30,000        $4.2188      Purchase         RSSF
 11/06/98      BVF         Partners         3,200        $5.1602      Purchase         INET


     COWN      =    Cowen
     INET      =    Instinet
     OPCO      =    Oppenheimer & Co.
     RSSF      =    Robertson Stephens